UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: March 15, 2018	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, March 15, 2018 — On March 15, 2018, ChipMOS TECHNOLOGIES INC. (“Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 18th meeting of its 8th Board of Directors (the “Board”), at which following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	Company’s business report and financial statements of fiscal year 2017.

(2)	Earnings distribution plan of fiscal year 2017.

(3)	Proposal of Capital Reduction.

(4)	Matters related to the 2018 annual shareholders’ meeting. (the “2018 AGM”)

(5)	Capital reduction in connection with the cancellation of redeemed issued restricted employee shares.

On matter (2), the Board resolved that NT$0.30 per share will be distributed from earnings to the shareholders in cash. The total amount of cash to be distributed to the shareholders is NT$256,806,318. If any future event affects the total amount of Company’s outstanding shares (for example, Company buys back its treasury shares or cancels redeemed issued restricted employee shares), and causes changes in the total amount of Company’s outstanding shares, the Chairman is authorized to adjust the distribution ratio based on the total amount of earnings distribution approved by the shareholders’ meeting and the actual amount of Company’s outstanding shares as of the record date of distribution.

On matter (3), the Board proposed that the general meeting resolves to reduce in cash the company’s capital with a total amount of NT$ 1,329,445,590 and cancel the issued 132,944,559 common shares, and consequently, the capital will be returned to each shareholder of approximately of NT$1.5 per common share or to each holder of ADS of approximately NT$30 per ADS. The ratio of capital reduction is 15% and the share capital after the capital reduction will be NT$ 7,533,525,020 with the number of listed common shares after the capital reduction estimated to be 753,352,502 common shares. The Board is to be authorized by shareholders to determine the record date of the capital reduction, the capital reduction plan and other relevant matters after the Company obtained the 2018 shareholders’ meeting and competent authority’s approval.

On matter (4), the Board resolved that the 2018 AGM will be convened on June 26th, 2018 at Hsinchu Science Park Life Hub, Einstein Hall (2F, No. 1, industry E. 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan). The subjects for convening the 2018 AGM are as follows:

(1)	Report Items:

(i)	Company’s business report for fiscal year 2017.

(ii)	Audit Committee’s review report of the financial statements for fiscal year 2017.

(iii)	Report of audited impairment loss on assets.

(iv)	Amendments to Procedures for Ethical Management and Guidelines for Conduct.

(v)	Report of the status of distributable compensation for employees, directors and supervisors for fiscal year 2017.

(vi)	Shareholders’ proposals are not included in the agenda.

(2)	Matter for Ratification:

(i)	Adoption of the financial statements for fiscal year 2017.

(ii)	Adoption of the earnings distribution plan for fiscal year 2017.

(3)	Matter for Discussion:

(i)	Proposal of capital reduction.

(4)	Other Proposal:

(i)	Removal of restriction provided in Article 209 of the Company Act prohibiting directors from participation in businesses competing with the Company

(5)	Book closure starting date : April 28th, 2018.

(6)	Book closure ending date : June 26th, 2018.

On matter (5), the Board resolved that due to the resignation of employees who were previously granted restricted shares, a total of 153,000 common shares have been forfeited in accordance with the Company’s “Regulations of the Issuance of Restricted Shares”, and therefore, the Company shall cancel these 153,000 common shares, representing 0.02 % of the share capital, through a capital reduction in the amount of NT$1,530,000. The capital reduction record date is March 16, 2018. The share capital of ChipMOS after the capital reduction will be NT$ 8,861,440,610.